March 31, 2008

By Federal Express and Facsimile

U.S. Securities and Exchange Commission

100 F Street, N.W.

Mail Stop 7010

Washington, DC 20549-6010

Attn:       Anne Nguyen Parker

Re:	Open Energy Corporation
Post-Effective Amendment No. 2 on Form SB-2
Filed January 9, 2008
File No. 333-136987

Form 10-KSB
Filed September 13, 2007
File No. 0-50450

Dear Ms. Parker:

On behalf of Open Energy Corporation (“Open Energy” or the “Company”), we are responding to the Staff’s letter dated January 30, 2008 (the “Comment Letter”), relating to the above-referenced Post-Effective Amendment No. 2 on Form SB-2 (the “SB-2”) and Form 10-KSB.  The Company’s present intent is to withdraw the SB-2, in light of, among other things, the recent changes to Rule 144 of the Securities Act of 1933, as amended.  For your convenience, we have repeated the Staff’s comments below in bold face type before each of our responses below.  The numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter.  References to “we,” “our” or “us” mean the Company or its advisors, as the context indicates.

General

1.                        We note your response to our prior comment 1.  We do not agree with your analysis that the May 31, 2007 letter did not amend the terms of the 5% convertible debentures issued pursuant to a March 30, 2006 Securities Purchase Agreement with Cornell Capital.  It appears from the letter agreement that both sections 3(b)(i) and 3(b)(ii) were amended to increase the ownership cap from

4.99% to 9.99% and to delete the limitation on conversions exceeding $1 million in a 30-day period, respectively.  Since it appears that you renegotiated the terms of the private placement with Cornell after you filed the Form SB-2, you cannot rely on Rule 152 to separate the issuance and resale transactions, which occurred simultaneously.  Please discuss the steps you intend to take to address these concerns.

The Company respectfully acknowledges the Staff’s comment.  As the Company previously stated, the May 31, 2007 letter (the “May Letter”), by and between the Company and Cornell Capital Partners, L.P. (“Cornell”), was inartfully drafted and does not accurately represent the intent of the parties and the actual facts occurring at the time the May Letter was drafted.  The Company continues to believe that the May Letter did not constitute an amendment or a renegotiation of the original private placement of securities to Cornell because each of the conditions waived by Cornell and the Company, respectively, were done so unilaterally without any consideration from the other party.

Under Section 3(b)(i) of the March 30, 2006 Convertible Debenture Agreement (the “Debenture Agreement”), Cornell had the right to waive the 4.99% conversion restriction upon 65 days prior notice to the Company.  As a result, this was a condition that was always in the control of Cornell per the original terms of the Debenture Agreement and Cornell was free to waive the enforcement of that condition against itself unilaterally.  Cornell ultimately elected to waive this provision because it wanted to convert additional convertible securities and if it were to do so, they would have been in violation of the 4.99% conversion restriction.  However, Cornell’s decision to waive this condition was not a result of any negotiation or bargain with the Company.  Please note that this provision was not a condition to the original placement of the debentures and warrants to Cornell, rather it was simply a condition that impacted the manner in which Cornell could convert the debentures and warrants.

Furthermore, under Section 3(b)(ii) of the Debenture Agreement, the Company retained the sole right to waive a condition relating to the conversion limitation stating that Cornell could not convert in excess of $1,000,000 of principal amount of the debenture in any thirty (30) day period.  The Company elected to waive that condition unilaterally without any consideration from Cornell.  Such waiver was made because the Company needed an immediate influx of capital to continue to run its business in the ordinary course.  As a result, the Company elected to waive that condition unilaterally in the hopes that Cornell would be induced to exercise the warrants that the Company issued to Cornell, which would then provide sufficient cash to the Company to continue to fund its operations.  The Company never had any pre-existing agreement or any sort of understanding with Cornell regarding the waiver of this condition or the exercise of the warrants.  Rather, the waiver of the condition was done unilaterally and solely within the rights of the Company under the terms of the Debenture Agreement.  Cornell ultimately then elected to waive the restrictions of Section 3(b)(i) of the Debenture Agreement and exercise a portion of the warrants.

Ultimately, the May Letter was drafted to document the conditions that were being waived by both parties pursuant to the terms of the Debenture Agreement.  Unfortunately, the May Letter incorrectly creates the impression that the conditions were being waived as consideration for each other.  As stated above, this is incorrect and does not reflect the actual facts.  The above referenced conditions were waived unilaterally by Cornell and the Company, respectively, without any consideration from the other party and were completely in accordance with the original terms of the Debenture Agreement.

As a result of the foregoing, the Company continues to believe that the May Letter does not constitute a renegotiation or amendment of the Debenture Agreement or the closed private placement.  Consequently, the Company believes that the original private placement of the debentures and warrants was closed prior to the filing of the Form SB-2 and that Company may rely of Rule 152 with respect to the filing of the Form SB-2.

Even if the Staff continues to believe that the May Letter constituted a renegotiation of the terms of the private placement, we continue to believe that the original private placement of the securities to Cornell is a completed and closed private placement and should not be integrated with the May Letter.

Rule 502(a) of the Securities Act of 1033, as amended states the following: “Offers and sales that are made more than six months before the start of a Regulation D offering or are made more than six months after completion of a Regulation D offering will not be considered part of that Regulation D offering, so long as during those six month periods there are no offers or sales of securities by or for the issuer that are of the same or a similar class as those offered or sold under Regulation D.”

As stated above, the Company and Cornell entered into the Debenture Agreement on March 30, 2006.  The Company then filed a Form SB-2 on registering for re-sale the shares underlying the securities issued to Cornell under the Debenture Agreement and such Form SB-2 was declared effective by the Staff on October 25, 2006, almost seven months after the securities were sold to Cornell and the Debenture Agreement was signed.  The May Letter was then entered into on May 31, 2007 which was seven months after the effectiveness of the Form SB-2 and fourteen months after the original private placement of securities to Cornell which was well within the six month safe harbor of Rule 502(a).  As a result, the Company never engaged in any additional offers, sales or renegotiations of the private placement to Cornell within six months of the original placement of securities to Cornell.  Since the Company believes that it has met the safe harbor requirements of Rule 502(a), we believe that the original placement of securities to Cornell should not be integrated with the May Letter.

In the event that the Staff continues to maintain that the May Letter constituted a renegotiation of the terms of the private placement and should be integrated with the original private placement to Cornell, the Company proposes to provide the following disclosure in its Quarterly Report on Form 10-QSB for the quarterly period ended February 29, 2008:

“On March 30, 2006, we entered into a Convertible Debenture Agreement, or the Debenture Agreement, with Cornell Capital Partners, L.P., or Cornell, whereby we issued convertible debentures and warrants to Cornell.  In May of 2007, we entered into a letter agreement, or the May Letter, whereby Cornell elected to waive a condition of the Debenture Agreement that stated that Cornell could own no more than 4.99% of the Company.  The May Letter also stated that the Company elected to waive a provision of the Debenture Agreement relating to the conversion limitation in any thirty (30) day period.  The May Letter may have resulted in a violation of Section 5 of the Securities Act of 1933.

If our entering into the May Letter was held to be in violation of the Securities Act of 1933, we could be required to repurchase securities sold in such offering by Cornell. See the risk factor ‘If a letter agreement with one of our investors were held to be in violation of Section 5 of the Securities Act of 1933, we could be required to repurchase certain securities sold in the related offering,’ on page      of this report.”

In addition, the Company will provide the following risk factor disclosure:

“If a letter agreement with one of our investors were held to be in violation of Section 5 of the Securities Act of 1933, we could be required to repurchase certain securities sold in this offering.

On March 30, 2006, we entered into a Convertible Debenture Agreement, or the Debenture Agreement, with Cornell Capital Partners, L.P., or Cornell, whereby we issued convertible debentures and warrants to Cornell.  In May of 2007, we entered into a letter agreement, or the May Letter, whereby Cornell elected to waive a condition of the Debenture Agreement that stated that Cornell could own no more than 4.99% of the Company.  The May Letter also stated that the Company elected to waive a provision of the Debenture Agreement relating to the conversion limitation in any thirty (30) day period.

While we do not believe it to be the case, the May Letter may have resulted in a violation of Section 5 of the Securities Act of 1933.  However, if the May Letter was held by a court to be in violation of the Securities Act of 1933, we could be required to repurchase any shares held by Cornell and the shares sold by Cornell in such offering at the original purchase price, plus statutory interest from the date of purchase, for a period of one year following the date of the violation.  In the event that we were required to repurchase shares our cash position would be reduced by the amount originally paid for the shares plus interest.  There can be no assurance that we would have sufficient cash available to meet such obligation as well as our continuing operating requirements or that, if additional financing were required, that such financing could be obtained on terms acceptable to us, if at all.  We would contest vigorously any claim that a violation of the Securities Act of 1933 occurred.”

2.                                      We note that you have decreased the number of shares that you are registering from 41,363,244 to 10,400,828 and that for the selling shareholders listed on page 61 the numbers of shares being registered for each has decreased.  We note that several persons who were listed as selling shareholders on post-effective no. 1 filed September 19, 2007 (file no. 333-136987) no longer appear in the post effective amendment no. 2 filed January 9, 2008.  We note your statement on page 12 that Cornell and Bank Sal. Oppenheim Jr. & Cie (Schweiz) AG sold their stock pursuant to the Form SB-2 registration statement, and the statement in your response to our prior comment 18 that Ms. Atacan also has sold her stock.  We also note the Form SB-2 MEF you filed September 18, 2007 (file no. 333-146160) to register additional shares for sale by Cornell.  As you know, post-effective amendment no. 1 and 2 (file no. 333-136987) have not been declared effective.  As such, please:

•                  Tell us why the shares registered for each selling shareholder decreased.

The selling shareholder table included in post-effective amendment No. 1, filed September 19, 2007 (“Amendment No. 1”), included shares that had already been sold pursuant the registration statement prior to the date of such amendment.  Post-effective amendment No. 2 to such registration statement included a corrected selling shareholder table.  As a result, the change in the selling shareholder table from Amendment No. 1 to post-effective amendment No. 2 is not indicative of sales that took place since the filing date of Amendment No. 1 (the “Post-Amendment Period”).  There were some sales during the Post-Amendment Period, which are separately addressed in response to the following bullet point comments.

•                  For each shareholder who sold shares, tell us in greater detail precisely when each sale took place.

We have attached a spreadsheet as Exhibit A hereto (the “Shareholder Chart”) that details the sales of securities by persons listed as selling stockholders in Amendment No. 1, during the Post-Amendment Period, to the Company’s knowledge based upon the records of its transfer agent and transfer requests and related documentation received by the Company from such shareholders.  In addition, the Shareholder Chart indicates the Company’s assessment of the exemption pursuant to which each such sale was made or otherwise qualifies.

•                  Tell us for each sale transaction how the shares were sold.  Specifically, tell us whether the shares were sold pursuant to an exemption from registration, or pursuant to one of the registration statements noted above and if so which registration statement (identified by file number).

Please see the response to the immediately preceding bullet point.

If any sales took place pursuant to a registration statement after you filed the post-effective amendment no. 1 on September 19, 2007, it appears that they would have been made pursuant to a registration statement that was not effective at the time of the sale.  If this was the case, provide us with your analysis regarding each shareholder’s compliance with Section 5 of the Securities Act of 1933 and discuss the steps you intend to take address those concerns.

Please see the response to the preceding two bullet points.

3.                                      We note your response to prior comment 2.  To aid a reader’s understanding, throughout the prospectus when you disclose information about Cornell, please make it clear that they are no longer a selling shareholder.  We note for example the heading to the first table under the “Additional Information” section on page 14, which states “Potential Total Profit to the Selling Stockholders from the 5% Debentures.” (emphasis added).  Similarly, see the heading to the table on the warrants related to the 5% debentures on page 15.

The Company acknowledges the Staff’s comment.  Since we are withdrawing the SB-2, we will provide the appropriate disclosure in response to this comment 3 in any future registration statements, to the extent applicable.

4.                                      We note your response to our prior comment 7 and reissue it.  Tell us whether there are, or have been, any other securities transactions with the current selling shareholders.  State whether the March 2007 10% convertible debenture transaction is the only other securities transaction with Cornell.

The Company acknowledges the Staff’s comment.  Since we are withdrawing the SB-2, we will provide the appropriate disclosure in response to this comment 4 in any future registration statements, to the extent applicable.

5.                                      We note your response to our prior comment 8.  However the totals that you show in the two tables under the subheading “0% Debentures” on page 19 in regard to the number of shares to be registered or offered by the selling shareholders do not match the totals appearing on page 61 on the selling shareholder table.  Please advise.

The Company acknowledges the Staff’s comment.

6.                                      We note your response to our prior comment 10.  Please incorporate by reference on the exhibit index the Securities Purchase Agreement dated March 30, 2006 between you and Cornell Capital.

The Company acknowledges the Staff’s comment.

7.                                      We note your response to our prior comment 13, and reissue it.  We note the Form 10-QSB that was filed January 22, 2008 for the quarter ended November 30, 2007 and the Form 8-Ks filed since January 1, 2008.  Please update the financial statements to comply with Regulation S-x, and correspondingly update the disclosure throughout your registration statement accordingly.  Please note that amendments to Regulation S-k will become effective February 4, 2008 and that Form SB-2 will be eliminated as of that date.  With your next amendment, please amend your registration statement to comply with the new rules.  Refer to Release 33-8876 (December 19, 2007) and the “Compliance Date” section.

The Company acknowledges the Staff’s comment.  Since we are withdrawing the SB-2, we will make the appropriate revisions in response to this comment 7 in any future registration statements, to the extent applicable.

*  *  *  *  *  *  *  *  *  *

We would very much appreciate the Staff’s prompt review of this letter.  Should you have any follow-up questions, please call Martin J. Waters at (858) 350-2308 or the undersigned at (858) 350-2364.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Anthony G. Mauriello

Anthony G. Mauriello

Enclosures

cc:              Donna Levy, U.S. Securities and Exchange Commission
David P. Saltman, President and CEO, Open Energy Corporation
Martin J. Waters, Wilson Sonsini Goodrich & Rosati, P.C.
Dalton Sprinkle, General Counsel and Senior Vice President, Open Energy Corporation

EXHIBIT A

Transfers from 9/20/2007 through March 26, 2008
For Selling Shareholders Pursuant to Form SB-2 (File No. 333-136987)

Name - Shareholder	To Whom Transferred	Stock Certificate Issuance Date	Number of Shares	Date of 144 Opinion
Cornell Capital Partners, LP	Ridge Clearing & Outsourcing Solutions	11/08/07	1,245,843	11/06/07 for 1,490,410 shares
Bank Sal Oppenheim Jr & CIE	Haywood Securities INC	11/30/07	1,046,654	11/27/07 for 1,046,654
Cheryl Bostater	CEDE & CO	12/13/07	45,000	11/9/07 for 319,268
Ron Gangemi	AG Edwards & Sons INC	12/14/07	40,000	11/27/2008 for 1,148,267
Ron Gangemi	AG Edwards & Sons INC	12/14/07	1,108,267	11/27/2008 for 1,148,267
David Saltman	CEDE & CO	12/28/07	1,245,000	11/14/07 for 1,372,610
Cheryl Bostater	CEDE & CO	02/06/08	200,000	11/9/07 for 319,268
Coach Capital LLC	Thimble Capital LTD/ Corporate House	02/05/08	65,000	Rule 144(k) transfer, no opinion issued
Ya Global Investments, LP	CEDE & CO	02/19/08	6,480,041	2/19/2008 for 14,976,153
Ya Global Investments, LP	CEDE & CO	02/19/08	1,180,359	“
Cornell Capital Partners, LP	CEDE & CO	02/19/08	244,567	“
Cornell Capital Partners, LP	CEDE & CO	02/19/08	3,825,664	“
Cornell Capital Partners, LP	CEDE & CO	02/19/08	331,160	“
Cornell Capital Partners, LP	CEDE & CO	02/19/08	1,000,000	“
Cornell Capital Partners, LP	CEDE & CO	02/19/08	86,944	“
Cornell Capital Partners, LP	CEDE & CO	02/19/08	934	“
Ya Global Investments, LP	CEDE & CO	02/19/08	1,826,484	“
Ya Global Investments, LP	CEDE & CO	02/27/08	1,000,000	2/22/2008 for 1, 000,000